UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **March 2007**

Commission File Number: **0-51212**

Jet*Gold* corp.

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(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

    1   [News Release dated March 19, 2007](#)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: March 31, 2007

Signed: *Robert L. Card*

Name: **Robert L. Card,**

Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Jet Gold, Horizon Industries Complete Funk No. 2 Tie-in

March 19, 2007 – Jet Gold Corp. (TSXv:JAU) and the operator, **Horizon Industries Ltd**. (TSXv:HRZ), are pleased to announce they have completed tie in procedures at the Funk #2 well in Goliad County, Texas.

Log results reported in the Company's news release dated January 11, 2007 showed four prospective pay zones in the well; two upper zones between 3,121 feet to 3,278 feet: a pay zone in the Yegua formation from 5,580 feet to 5,680 feet; and another pay zone in the Cook Mountain formation from 5,820 feet to 5,840 feet.

The well was put on line to sales on February 22, 2007 with initial production coming from the Cook Mountain formation where flow rates in excess of 2,000 mcf gas per were measured during an independent four point flow test. The pay zone in the Cook Mountain formation, as anticipated, was of limited areal extent and a recompletion has commenced in the Yegua formation. The well remains on line to sales with commercial production of oil and gas from eight feet of perforations at the top of the Yegua pay zone. Flow is being monitored with additional perforations being evaluated for this extensive zone.

There are up to six additional prospective well locations at the Funk prospect. The Company is currently finalizing plans to drill its next well at Funk to test a target in the Catahoula Formation similar to the Funk #1 well.

Jet Gold Corp. currently holds a 5% working interest in the Funk Prospect.

Funk Prospect
The Funk Prospect is located in the G. Barrera survey A-2 in Goliad County and comprises approximately 500 acres. The Funk Prospect is situated in the prolific Middle Yegua gas trend, a formation that has produced gas and condensate in the nearby Maetze Yegua, Perdido Creek and Jobar fields.

The Funk prospect currently has two producing wells, the Funk #1 and # 3 wells.

On Behalf of the Board of Directors,
JET GOLD CORP

"*Robert L. Card*"

Robert L. Card
President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.